Exhibit 12

BZ Intermediate Holdings LLC

Ratio of Earnings to Fixed Charges

(dollars in thousands, except ratios)

	Year Ended December 31
	2010		2009		2008
Available earnings:
Income (loss) before income taxes	$63,577		$168,170		$(47,709)
Fixed charges	69,915		80,877		88,485

Total earnings (losses) before fixed charges	$133,492		$249,047		$40,776

Fixed charges:
Interest expense	$64,782		$74,263		$82,945
Capitalized interest	5		—		71
Interest factor related to noncapitalized leases	5,128		6,614		5,469

Total fixed charges	$69,915		$80,877		$88,485

Ratio of earnings to fixed charges	1.91	x	3.08	x	0.46	x
Excess of fixed charges over earnings before fixed charges	$—		$—		$47,709